UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file numbers: 33-25419, 33-64058 and 333-75256
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Airgas, Inc. 401(k) Plan
B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Airgas, Inc.
259 North Radnor-Chester Road, Suite 100
Radnor, PA 19087-5283

REQUIRED INFORMATION
     (1) Financial Statements:
     The following financial statements, including the Report of Independent Registered Public Accounting Firm, of the Airgas, Inc. 401(k) Plan, are submitted herewith:
•	Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005

•	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2006 and 2005

•	Notes to Financial Statements

•	Supplemental Schedule 1 – Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2006
     The schedule for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is included in the aforementioned financial statements of the Airgas, Inc. 401(k) Plan.
     (2) Exhibits:
     23 Consent of Independent Registered Public Accounting Firm

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AIRGAS, INC. 401(k) PLAN (Name of Plan)
BY: /s/Robert M. McLaughlin

Robert M. McLaughlin
Senior Vice President and Chief Financial Officer

BY: /s/Dwight T. Wilson

Dwight T. Wilson
Senior Vice President - Human Resources

DATED: June 29, 2007

AIRGAS, INC. 401(k) PLAN
Financial Statements and
Supplemental Schedule
December 31, 2006 and 2005

AIRGAS, INC. 401(k) PLAN

Report of Independent Registered Public Accounting Firm
To Participants and Administrator of the Airgas, Inc. 401(k) plan
We have audited the accompanying statements of net assets available for benefits of the Airgas, Inc. 401(k) plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at the end of the year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The additional information has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2006; and in our opinion, the additional information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/S/KPMG LLP
Philadelphia, Pennsylvania
June 29, 2007

AIRGAS, INC. 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Investments, at fair value	$307,497,249	$260,784,432

Receivables:
Employee contributions	858,093	1,792,281
Employer contributions	232,102	507,983

Total receivables	1,090,195	2,300,264

Participant loans receivable	9,801,704	8,560,147

Liabilities:
Refunds due to Participants	—	244,248

Net assets available for benefits	$318,389,148	$271,400,595

See accompanying notes to financial statements.

AIRGAS, INC. 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2006 and 2005

	2006	2005
Additions:
Additions to net assets attributable to:
Investment income:
Net appreciation in fair value of investments	$27,268,067	$19,057,546
Interest and dividends	11,018,797	7,399,985

Total investment income, net	38,286,864	26,457,531

Contributions:
Employee	20,290,964	18,426,261
Employer	5,436,090	5,010,708
Rollovers and other	6,339,987	7,249,258

Total contributions	32,067,041	30,686,227

Deductions:
Benefits paid to participants	(23,058,724)	(18,049,049)
Administrative fees	(306,628)	(289,522)
Refund of excess contributions	—	(244,248)

Total deductions	(23,365,352)	(18,582,819)

Net additions	46,988,553	38,560,939

Net assets available for benefits:
Beginning of year	271,400,595	232,839,656

End of year	$318,389,148	$271,400,595

See accompanying notes to financial statements.

AIRGAS, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(1)	Description of the Plan

The following description of the Airgas, Inc. 401(k) Plan (the “Plan”) provides general information only. Participants should refer to the Plan document for more complete information.
(a)	General

The Plan is a defined contribution plan covering substantially all employees of Airgas, Inc. and subsidiaries (the “Company”). Included in the assets of the Plan are contribution rollovers from benefit plans of acquired companies, where applicable. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Vanguard Fiduciary Trust Company serves as the trustee for the Plan.

(b)	Contributions

Employee

The Plan permits a participant to defer up to 50% of eligible compensation, subject to the maximum dollar limitation. In no event will individual participant contributions exceed the maximum allowable contributions as prescribed by the Internal Revenue Service (“IRS”), which were $15,000 and $14,000 for the years ended December 31, 2006 and 2005, respectively. The amount of deferred compensation is treated as a salary reduction and is not subject to federal income tax until withdrawn from the Plan. The employee contribution receivables at December 31, 2006 and 2005 represent payroll withholdings withheld through the end of each calendar year, which were received by the Plan in the subsequent year.

Contributions in 2006 and 2005 reflect approximately $6.3 million and $7.2 million, respectively, of rollover contributions from employees associated with companies acquired by the Company.

Employer

Contributions to the Plan by the Company are made on a matched basis at a rate of 50% of participant deferred compensation. The employer match is applied on employee contributions of up to 4% of eligible compensation (i.e., maximum employer match is 2% of eligible compensation). Although employees may participate in the Plan immediately upon joining the Company, Plan participants are not eligible for Company matching contributions until they have completed one year of service with the Company. The employer contribution receivables at December 31, 2006 and 2005 represent Company matching contributions through the end of each calendar year, which were received by the Plan in the subsequent year.

AIRGAS, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
Refund of Excess Contributions

In accordance with rules prescribed by the Internal Revenue code, the trustee performed certain tests of employee contributions to ensure that highly compensated employees do not contribute on average a higher percentage of their income than the non-highly compensated employees. As a result of these tests, the Plan was required to refund excess contributions in the prior year to certain highly compensated employees. No refunds were required in the current year as a result of the compliance testing. The refunds were distributed during calendar year 2006.

(c)	Participant Accounts

Contributions are invested as directed by each participant in 14 separate investment funds. Each participant may designate, by electronic monitoring, how the contributions to his or her account are to be allocated among the 14 funds. Participants are required to allocate contributions to the funds in increments of 1% of total contributions. In the event a participant fails to submit an allocation, contributions will be invested in the Retirement Savings Trust. In addition to the above initial election, participants may elect, by contacting the Trustee, to transfer monies among the investment funds in 1% increments of the total funds credited to their account. Interest, dividends and other income (losses) earned by the investment funds, net of administrative fees, are reinvested in the same fund. Such amounts are allocated to participants based upon the proportion of a participant’s balance to the total fund balance.

(d)	Participant Loans

The Plan administrator may, upon the application of a participant, direct the trustee to make a loan to such a participant. The maximum the participant may borrow is limited to the lesser of 50% of the participant’s Plan account balance or $50,000. The minimum loan amount is $1,000 and loans are secured by 50% of the participant’s Plan account balance. Participant loans bear interest at a rate equal to prime plus 2% and provide for periodic repayment over a reasonable period of time not to exceed five years for general-purpose loans and 30 years for principal residence loans. The prime rate was 8.25% and 7.25% at December 31, 2006 and 2005, respectively. Interest rates on outstanding Participant loans ranged from 6.0% to 12.0%.

When a participant defaults on a loan obtained from the Plan, the Plan administrator will report the amount of default to the Internal Revenue Service as a distribution from the Plan. The Plan participant may then be subject to taxes and penalties related to the distribution.

(e)	Vesting

Participants are immediately vested in all contributions. In addition, all earnings (losses) on such investments are fully vested.

AIRGAS, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(f)	Payment of Benefits

Upon retirement, death or termination of service, participants or beneficiaries are entitled to a distribution equal to the total value of their accounts. Such distributions are generally payable in cash.

Participants experiencing serious financial hardships may be entitled to a distribution upon approval by the Plan administrator.

(g)	Administrative Expenses

All administrative expenses have been paid by the Plan.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present net assets available for benefits and changes in those net assets.

(b)	New Accounting Pronouncement

The Plan has adopted FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006, which was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005. There was no material affect on the financial statements of the Plan.

(c)	Investments

Investments in the Airgas Common Stock Fund are valued at market value based upon closing market prices at the Plan year-end. The fair values of the Vanguard funds are based on the net asset values per share at year-end.

Purchases and sales of investments are recorded on a trade-date basis. The average cost method is followed in determining the cost of investments sold. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

AIRGAS, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
Investment options as of December 31, 2006 and 2005 were as follows:
The Airgas Common Stock Fund invests in Airgas, Inc. common stock to provide the possibility of long-term growth through increases in the value of the stock. The stock value per share was $40.52 and $32.90 at December 31, 2006 and 2005, respectively. At December 31, 2006, 3,328 Plan participants were invested in the fund.
The Vanguard Explorer Fund seeks to provide long-term growth of capital by investing in a diversified group of small-company stocks with prospect for above-average growth. The value per share was $74.71 and $75.11 at December 31, 2006 and 2005, respectively. At December 31, 2006, 2,200 Plan participants were invested in the fund.
The Vanguard International Growth Fund seeks to provide long-term growth of capital by investing in stock of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries. The value per share was $23.86 and $21.00 at December 31, 2006 and 2005, respectively. At December 31, 2006, 2,263 Plan participants were invested in the fund.
The Vanguard U.S. Growth Fund seeks to provide long-term growth of capital by investing in large, high-quality, seasoned U.S. companies with records of exceptional growth and above-average prospects for future growth. The value per share was $18.18 and $17.95 at December 31, 2006 and 2005, respectively. At December 31, 2006, 2,571 Plan participants were invested in the fund.
The Vanguard 500 Index Fund seeks to provide long-term growth of capital and income from dividends by holding each of the 500 stocks that make up the unmanaged Standard & Poor’s 500 Composite Stock Price Index, a widely recognized benchmark of U.S. market performance. The value per share was $130.59 and $114.92 at December 31, 2006 and 2005, respectively. At December 31, 2006, 2,940 Plan participants were invested in the fund.
The Vanguard Wellington Fund seeks to provide income and long-term growth of capital, without undue risk to capital, by investing approximately 65% of its assets in stocks and the remaining 35% in bonds. The value per share was $32.43 and $30.35 at December 31, 2006 and 2005, respectively. At December 31, 2006, 2,713 Plan participants were invested in the fund.
The Vanguard Morgan Growth Fund Investor Shares seeks long-term capital appreciation by investing in mid-sized and large companies that are expected to have above average growth in sales and profit. The value per share was $18.99 and $17.71 at December 31, 2006 and 2005, respectively. At December 31, 2006, 224 Plan participants were invested in the fund.

AIRGAS, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
The Vanguard Windsor II Fund Investor Shares seeks to provide long-term capital appreciation and income by investing mainly in mid-sized and large companies whose stocks are considered by the fund’s advisor to be undervalued. The value per share was $34.75 and $31.33 at December 31, 2006 and 2005, respectively. At December 31, 2006, 367 Plan participants were invested in the fund.
The Vanguard LifeStrategy Growth Fund seeks to provide long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund and an asset allocation fund. The Portfolio’s asset allocation ranges are expected to be 65% to 90% stocks, 10% to 35% bonds and 0% to 25% cash investments. The value per share was $23.87 and $21.00 at December 31, 2006 and 2005, respectively. At December 31, 2006, 1,777 Plan participants were invested in the fund.
The Vanguard LifeStrategy Moderate Growth Fund seeks to provide income and long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund and an asset allocation fund. The Portfolio’s asset allocation ranges are expected to be 45% to 70% stocks, 30% to 55% bonds and 0% to 25% cash investments. The value per share was $20.36 and $18.47 at December 31, 2006 and 2005, respectively. At December 31, 2006, 1,447 Plan participants were invested in the fund.
The Vanguard LifeStrategy Conservative Growth Fund seeks to provide income and moderate long-term growth of capital and income by investing in five Vanguard funds: a domestic stock fund, international stock fund, two bond funds and an asset allocation fund. The Portfolio’s asset allocation ranges are expected to be 25% to 50% stocks, 50% to 75% bonds and 0% to 25% cash investments. The value per share was $16.59 and $15.49 at December 31, 2006 and 2005, respectively. At December 31, 2006, 865 Plan participants were invested in the fund.
The Vanguard LifeStrategy Income Fund seeks to provide a high level of income by investing in four Vanguard funds: a stock fund, two bond funds and an asset allocation fund. The Portfolio’s asset allocation ranges are expected to be 5% to 30% stocks, 70% to 95% bonds and 0% to 25% cash investments. The value per share was $13.93 and $13.49 at December 31, 2006 and 2005, respectively. At December 31, 2006, 716 Plan participants were invested in the fund.
The Vanguard Total Bond Market Index Fund seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, a widely recognized measure of the entire taxable U.S. bond market. The value per share was $9.99 and $10.06 at December 31, 2006 and 2005, respectively. At December 31, 2006, 1,635 Plan participants were invested in the fund.

AIRGAS, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
The Vanguard Retirement Savings Trust seeks stability of principal and a high level of current income consistent with a two-year to three-year average maturity. The trust is a tax-exempt collective trust invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The trust intends to maintain a constant net asset value of $1.00 per share. The principal and interest of these contracts are not guaranteed. At December 31, 2006, 3,446 Plan participants were invested in the trust.

(d)	Use of Estimates

The preparation of the financial statements in accordance with U.S. generally accepted accounting principles requires the Plan administrator to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts included in the statement of changes in net assets available for Plan benefits. Actual results could differ from those estimates.

(e)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits.

AIRGAS, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(3) Investments
The following investments represent 5% or more of the net assets available for benefits at December 31, 2006 and 2005:

	2006	2005
Airgas Common Stock Fund	$83,892,206	$71,429,794
Vanguard U.S. Growth Fund	24,729,997	25,736,278
Vanguard 500 Index Fund	32,299,385	27,049,503
Vanguard Wellington Fund	38,549,984	32,737,674
Vanguard Retirement Savings Trust	39,731,165	36,673,077
Vanguard Explorer Fund	18,705,707	16,182,568
Vanguard LifeStrategy Growth Fund	17,698,156	13,613,993
Vanguard International Growth Fund (1)	16,904,339	10,761,205

(1)	The investment balance in the Vanguard International Growth Fund at December 31, 2005 was less than 5% of net assets available for benefits. The amount is provided for comparability.
During the years ended December 31, 2006 and 2005, the net appreciation in the fair value of investments (including realized gains and losses) was as follows:

	2006	2005
Airgas Common Stock Fund	$16,083,544	$13,844,350
Mutual Funds	11,184,523	5,213,196

Net appreciation in fair value of investments	$27,268,067	$19,057,546

(4)	Tax Status

The Plan document has been restated for recent law changes. The Plan sponsor adopted the restated version of a non-standardized prototype plan document. The Internal Revenue Service has determined and informed the prototype Plan sponsor, by a letter dated August 22, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Internal Revenue Service determined that the Plan is qualified under IRC Section 401, by a letter dated December 31, 2002.

The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

AIRGAS, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(5)	Related-Party Transactions

The Plan investments are managed by an affiliate of Vanguard Fiduciary Trust Company, who acts as trustee for the Plan. The Airgas Common Stock Fund invests in common stock of the Company. Investment transactions of the Plan, therefore, qualify as party-in-interest transactions, but are not prohibited transactions.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, participants would remain fully vested in all amounts credited to their accounts under the Plan.

(7)	Defaulted Loans

During the year ended December 31, 2006, there were 154 participants who were in default of their loans, 8 of which were active employees. Loans in the amount of $674,567 were in default and were included in participant loans as of December 31, 2006.

During the year ended December 31, 2005, there were 187 participants who were in default of their loans, 6 of which were active employees. Loans in the amount of $748,375 were in default and were included in participant loans as of December 31, 2005.

Subsequent to a remedy period that provides for the repayment of defaulted loans, uncollectible defaulted loans are treated as taxable distributions from the Plan to the respective participants.

(8)	Acquisitions

From time to time, the Company acquires other businesses, whose employees are eligible for participation in the Plan in accordance with the Plan Document.

Schedule 1
AIRGAS, INC. 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

Number of
Shares	Investments *	Fair Value
	Common stock:
4,177,898	Airgas Common Stock Fund	$83,892,206

	Mutual funds:
1,188,713	Vanguard Wellington Fund	38,549,984
247,334	Vanguard 500 Index Fund	32,299,385
1,360,286	Vanguard U.S. Growth Fund	24,729,997
250,377	Vanguard Explorer Fund	18,705,707
741,439	Vanguard LifeStrategy Growth Fund	17,698,156
708,480	Vanguard International Growth Fund	16,904,339
596,193	Vanguard LifeStrategy Moderate Growth Fund	12,138,486
896,936	Vanguard Total Bond Market Index Fund	8,960,387
399,017	Vanguard LifeStrategy Conservative Growth Fund	6,619,704
274,641	Vanguard LifeStrategy Income Fund	3,825,755
79,706	Vanguard Windson II Fund Investor Shares	2,769,789
35,397	Vanguard Morgan Growth Fund Investor Shares	672,189

39,731,165	Vanguard Retirement Savings Trust, 4.32%	39,731,165

	Participant loans receivable, interest rates ranging from 6.0% to 12.0%	9,801,704

	Total assets held for investment purposes	$317,298,953

* - All investment transactions of the Plan qualify as party-in-interest transactions.
See accompanying Report of Independent Registered Public Accounting Firm.